

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2020

Herald Chen
President & Chief Financial Officer
Applovin Corporation
1100 Page Mill Road
Palo Alto, California 94304

>   **Re: Applovin Corporation**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 7, 2020**
>   **CIK No. 0001751008**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Confidentially Submitted on December 7, 2020

Prospectus Summary, page 2

1.   Include the basis for your estimate "that a year after joining our portfolio, acquired Apps have increased their quarterly revenue over 100% on average."

Dilution, page 65

2.   Please clarify that there was a net tangible deficit, not book value, at December 31, 2019.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model
Business Revenue, page 72

3.   We note on page 72 that you derive revenue from business clients that purchase advertising inventory and you are able to grow your Business Revenue by improving your Software, adding more Apps and increasing engagement on existing Apps. Please discuss the changes in revenues due to each of these reasons for the periods presented.

4.   We also note that you record Software revenue typically on a performance-based, cost-per-install basis and MAX revenue as a percentage of client spend. Please expand the discussion of Business Revenue to quantify the changes in revenue from period to period from each of these sources due to changes in price and changes in volume. Please see Financial Reporting Codification Section 501.04 for guidance. Metrics such as RPEC can be used to support your analysis but should not replace a discussion of price and volume changes from period to period.

Consumer Revenue, page 73

5.   Refer to your Risk Factor disclosure on page 47 in which you state that the accounting for revenue derived from free-to-play mobile games, particularly with regard to revenue generated from digital storefronts, is still evolving and, in some cases, uncertain. Please expand your discussion of Consumer Revenue to address current issues regarding revenue generated from digital storefronts, clarifying your accounting policy and the impact of any changes that may evolve.

6.   Please expand the discussion of changes in Consumer Revenues to quantify the changes in revenue due to increases in the per-transaction price of digital goods and the number of digital goods transactions during the periods presented. Metrics such as MAPs and ARPMAP should support your discussion of changes in revenues rather than being used as the sole measures of changes in revenues.

Key Metrics
Monthly Active Payers, page 74

7.   We note that you state that until July 2020, you did not retain MAP information. Please tell us whether this information can be derived from your revenue recognition transactions and if so, why you have chosen not to disclose this metric prior to July 2020, as you believe the metric is important for investors. If you cannot derive MAP information from your revenue recognition transactions, please tell us what information you utilize to determine that an individual revenue transaction has occurred from a unique mobile device.

Results of Operations

Extinguishment of acquisition-related contingent consideration, page 83

8.   Please expand the discussion to clarify the reason that this gain was recognized for the amendment of earn-out payments rather than recording the change as a purchase price adjustment, i.e. disclose the timing of the acquisition and the timing of the amendment and the reason for accounting for the amendment.

Business, page 99

9.   Please revise to include your basis for the following estimates:
   - "For example, PeopleFun was acquired in March 2018 and after a year, we estimate PeopleFun had increased its quarterly revenue by over five times and monthly installs on AppDiscovery by nearly seven times." (See page 99).
   - "Similarly, in November 2019, we acquired Clipwire Games, which was not a business client. After its first year using our Software, we estimate Clipwire Games increased its quarterly revenue by four times and monthly installs on AppDiscovery from zero to 254,000." (See page 100).

Financial Statements - Applovin Corporation

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Revenue from Contracts with Customers, page F-10

10.   Refer to your disclosure of Risk Factors on page 29. We note that you may offer discounts for virtual items and give away virtual items, which may impact the perceived value of the virtual items. Please expand your accounting policies revenue recognition and impairment to address these discounts and giveaways, if material.

Asset Acquisitions and Business Combinations, page F-13

11.   We note on page 77 that since 2018 you have invested over $1 billion in 15 strategic acquisitions and partnerships with mobile app developers and for technologies to enhance your Core Technologies. We note on page F-22 that in 2019 you acquired certain intangible assets for $480.6 million. We also note on page 137 that you describe the transaction underlying the issuance of the convertible note of $40 million in October and November 2020 as a strategic partnership with Athena FZE. Please expand your accounting policy to address your accounting for the various partnerships that you have entered into since 2018. Please describe the terms and rights of each partner for all material investments that involve strategic partnerships and whether there are related performance targets for the partnerships. Please also expand your MD&A discussion on pages 86 and 89 accordingly.

Intangible Assets, page F-14

12.   Refer to your disclosure in Risk Factors on page 22 that states that a number of mobile apps that achieved early popularity have since seen their user bases or user engagement levels decline. We also note on pages 95 and 99 that since 2018, 31 of your games have ranked in the Top 10 Free Games overall, which implies a rather rapid rise and decline of game popularity. Please expand your accounting policies for estimated useful lives of intangible assets and impairment of long-lived assets to address how you incorporate estimates of user bases or user engagement in your accounting policies. Also, specifically address how these estimates impact the lives of virtual items when recognizing Consumer Revenue.

Note 6. Commitments and Contingencies
Commitments, page F-19

13.   We note on page F-80 that Machine Zone has entered into a license agreement that has been extended through December 2021. Please expand the disclosure of commitments to disclose the future payments and expected future amortization as of December 31, 2019 totaling $35.3 million.

Note 7. Acquisitions, page F-20

14.   We note that you acquired PeopleFun on March 31, 2018 and in December 2018 amended the terms of the earn-out agreement. Since the amendment to the earn-out agreement occurred during the twelve months following the acquisition, please expand the disclosure to explain the reason you did not consider this change to be an adjustment to the purchase price.

Note 10. Credit Agreement and Convertible Notes
Credit Agreement, page F-27

15.   We note on page 144 that the Amended Credit Agreement includes Mandatory Prepayments. Please expand the disclosure of the Credit Agreement to disclose these mandatory prepayments and the conditions that trigger such mandatory prepayments.

Note 16. Income Taxes, page F-36

16.   Please expand the disclosure of the year end restructuring of the foreign entity to explain the nature of the restructuring, the foreign jurisdiction that included the restructured entity and more detail regarding the decrease in the deferred tax liability in 2019.

Note 20. Subsequent Events, page F-42

17.   We note that the exit by the Company from one of the Machine Zone real estate leases was effected contemporaneously with the closing of the acquisition. Please expand the disclosure to explain why this was considered to be a separate transaction and not

accounted for in conjunction with the acquisition. Please tell us the basis in ASC 805 for your accounting for this lease termination.

Financial Statements – Machine Zone, Inc.
Note 2 - Summary of Significant Accounting Policies
Liquidity, page F-66

18. Please revise to clarify when Machine Zone, Inc. became a wholly-owned subsidiary of Applovin.

Revenue Recognition, page F-70

19. We note on page F-71 that the estimated average playing period ("EAPP") is estimated to be generally between six and nine months. We also note on page F-68 that Internal-Use Software Development Costs are amortized over an estimated useful life of generally two to three years. Please explain in greater detail how you determine the estimated useful life of game-related software and how that useful life relates to your EAPP.

Unaudited Pro Forma Condensed Combined Statement of Operations, page F-101

20. We note on page F-71 that Machine Zone, Inc. has recognized digital advertising services on a gross basis as Machine Zone acted as a principal. Please provide a note to the pro forma financial information detailing how the continuing revenue from digital advertising services from previous Machine Zone customers will be recorded following the acquisition.

General

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology